Filed pursuant to Rule 433
Dated December 8, 2021
Registration Statement No. 333-254762
Relating to Preliminary Prospectus Supplement dated December 8, 2021 and
Prospectus dated April 9, 2021

Ellington Financial Inc.
4,400,000 Shares of 6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per Share)
December 8, 2021

This pricing term sheet supplements Ellington Financial Inc.’s preliminary prospectus supplement, dated December 8, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Pricing Term Sheet

Issuer:	Ellington Financial Inc. (the “Issuer”)
Security:	6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock (“Preferred Stock”)
Liquidation Preference:	$25.00 per share
Pricing Date:	December 8, 2021
Settlement Date:	December 13, 2021 (T+3)
Number of Shares:	4,400,000 shares of Preferred Stock (5,060,000 shares of Preferred Stock if the underwriters exercise their over-allotment option in full)
Public Offering Price:	$25.00 per share of Preferred Stock; $110,000,000 total (not including the underwriters’ over-allotment option)
Underwriting Discount:	$0.7875 per share of Preferred Stock; $3,465,000 total (not including the underwriters’ over-allotment option)
Net Proceeds to the Issuer, After Underwriting Discount but Before Expenses:	Approximately $106,535,000 (or approximately $122,515,250 if the underwriters exercise their over-allotment option in full), after deduction of underwriting discount.
Maturity:
Perpetual (unless redeemed by the Issuer pursuant to the optional redemption right described below, or redeemed by the Issuer pursuant to the special optional redemption right described below, or converted by an investor in connection with a Change of Control (as defined below) or redeemed by the Issuer where necessary to allow the Issuer to qualify and maintain its qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes).

Rating:
A- by Egan-Jones Rating Company

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Dividend Rate:
Dividends on the shares based on the stated liquidation preference of $25.00 per share at a rate equal to (i) for each dividend period from and including the original issue date to, but excluding, January 30, 2027 (the “First Reset Date”), 6.250% per annum (equivalent to $1.5625 per share), and (ii) for each dividend period beginning on the First Reset Date, during each reset period, the five-year treasury rate as of the most recent Reset Dividend Determination Date plus 4.99% per annum.

Dividend Payment Dates:
Dividends on the Preferred Stock will be payable quarterly in arrears on or about the 30th day of January, April, July and October of each year. The first dividend on the Preferred Stock sold in this offering will be paid on or about January 30, 2022 and will be in the amount of $0.20399 per share of Preferred Stock.

Optional Redemption:
Except under circumstances where it is necessary to allow the Issuer to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes or pursuant to the Issuer’s special optional redemption right discussed below, the Preferred Stock is not redeemable by the Issuer prior to January 30, 2027. On or after January 30, 2027, the Issuer may, at its option, subject to certain procedural requirements, redeem the Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share of the Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest.

Special Optional Redemption:
Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, subject to certain procedural requirements, redeem the Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share of Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest. If, prior to the Change of Control Conversion Date, the Issuer has provided notice of its election to redeem some or all of the shares of Preferred Stock (whether pursuant to its optional redemption right described above or this special optional redemption right), the holders of the Preferred Stock will not have the Change of Control Conversion Right with respect to the shares of Preferred Stock called for redemption.

Change of Control:
A “Change of Control” is deemed to occur when, after the original issuance of the Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s capital stock entitling that person to exercise more than 50% of the total voting power of all capital stock of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American LLC, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or the Nasdaq Stock Market.

Conversion Right:
Share Cap: 2.85878
Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 12,578,632 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters’ over-allotment option is exercised, not to exceed 14,465,427 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Listing:	The Issuer intends to apply to list the shares on the NYSE and, if the application is approved, expects trading on the NYSE to begin within 30 days of the initial issuance of the shares.
NYSE Ticker Symbol:	EFC PR B
Book-Running Manager:	Piper Sandler & Co.
CUSIP/ISIN:	28852N 307 / US28852N3070

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, or the preliminary prospectus supplement if you request it by contacting Piper Sandler & Co. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, or by calling toll-free 866-805-4128, or by email at fsg-dcm@psc.com.